Platinum Group Metals Ltd.

(A Development Stage Company)

Supplementary Information and Management's Discussion and Analysis

For the period ended November 30, 2022

This Management's Discussion and Analysis is prepared as of January 13, 2023

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of Platinum Group Metals Ltd. ("Platinum Group", the "Company" or "PTM") is dated as of January 13, 2023, and focuses on the Company's financial condition, cash flows and results of operations as at and for the period ended November 30, 2022. This MD&A should be read in conjunction with the Company's interim condensed consolidated financial statements for the period ended November 30, 2022, together with the notes thereto (the "Financial Statements").

The Company prepares its condensed consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), applicable to the preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting ("IAS 34").  All dollar figures included therein and in the following MD&A are quoted in United States Dollars unless otherwise noted.  All references to "U.S. Dollars", "$" or to "US$" are to United States Dollars.  All references to "C$" are to Canadian Dollars.  All references to "R" or to "Rand" are to South African Rand. The Company uses the U.S. Dollar as its presentation currency.

PRELIMINARY NOTES

Note Regarding Forward-Looking Statements

This MD&A and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

• the timely completion of additional required financings and potential terms thereof;

• the completion of appropriate contractual smelting and/or refining arrangements with Impala Platinum Holdings Ltd. ("Implats") or another third-party smelter/refiner;

• the projections set forth or incorporated into, or derived from, the DFS Technical Report (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a water use licence and environmental permits for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Igneous Complex in South Africa, approximately 85 km north of the town of Mokopane;

• the Company's expectations with respect to the outcome of a review application in the High Court to set aside a decision by the Minister of the Department of Forestry, Fisheries and the Environment ("DFFE") to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an Environmental Authorization ("EA") for the Waterberg Project;

• the Company's expectations with respect to the outcome of an interdict application seeking to restrain the activities of Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") on certain surface rights over a portion of the Waterberg Project;

• the negotiation and execution of long term access agreements, on reasonable terms, with communities recognized as titled landowners of three farms where surface and underground mine infrastructure is planned, and rezoning for mining use;

• the development of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project;

• the impacts of COVID-19 on our operations;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

• risks related to geopolitical events and other uncertainties, such as Russia's invasion of Ukraine;

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• revenue, cash flow and cost estimates and assumptions;

• future events or future performance;

• development of next generation battery technology by the Company's battery technology joint venture (described below);

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• future metal prices and currency exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• the Company's expectations with respect to the outcomes of litigation;

• mineral reserve and mineral resource estimates;

• potential changes in the ownership structures of the Company's projects; and

• future assistance from the Member of the Executive Committee ("MEC") for the Limpopo Department of Economic Development, Environment and Tourism Advancement.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• the Company's additional financing requirements;

• the effect of future debt financing on the Company and its financial condition;

• the Company's history of losses and expectations that will continue to incur losses until the Company's Waterberg Project reaches commercial production on a profitable basis, which may never occur;

• the Company's negative operating cash flow;

• uncertainty of estimated mineral reserve and mineral resource estimates, production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• the potential impact of COVID-19 on the Company;

• the potential impact of international conflict and geopolitical tensions and events on the Company;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

• Implats or another third-party may not enter into appropriate contractual smelting and/or refining arrangements with Waterberg JV Co.;

• the ability of the Company to acquire the necessary surface access rights on commercially acceptable terms or at all;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the Company's other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants Proprietary Limited ("Mnombo"), a South African Broad-Based Black Economic Empowerment ("BEE") company;

• the outcome of a review application to the High Court to set aside a decision by the DFFE to refuse condonation for the late filing of a community group's appeal against the grant of an EA for the Waterberg Project;

• the outcome of an interdict application to the High Court seeking to restrain the activities of Waterberg JV Co. on certain surface rights over a portion of the Waterberg Project;

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the Company's ability to attract and retain its key management employees;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" for its current and future tax years and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• litigation or other legal or administrative proceedings brought against or relating to the Company, including the review application to set aside a decision by the Minister of the DFFE to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an EA for the Waterberg Project;

• information systems and cyber security risks;

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

• property zoning and mineral title risks including defective title to mineral claims or property;

• changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire the necessary infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the "MPRDA");

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the Amended Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 (the "Mining Charter 2018");

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company ("Common Shares");

• socio economic instability in South Africa or regionally, including risks of resource nationalism;

• labour disruptions and increased labour costs;

• interruptions, shortages or cuts in the supply of electricity or water;

• characteristics of and changes in the tax and royalties systems in South Africa;

• a change in community relations;

• South African foreign exchange controls impacting repatriation of profits;

• land restitution claims or land expropriation;

• restriction on dividend payments;

• the risk that the Common Shares may be delisted;

• volatility in the price of the Common Shares;

• the exercise or settlement of stock options, restricted share units, or warrants resulting in dilution to the holders of Common Shares;

• future sales of equity securities decreasing the value of the Common Shares, diluting investors' voting power, and reducing our earnings per share;

• enforcing judgements based on the civil liability provisions of United States federal securities laws;

• global financial conditions;

• government imposed shutdowns or expense increases;

• water license risks; and

• other risks disclosed under the heading "Risk Factors" in this MD&A and in the Company's Canadian Annual Information Form for the year ended August 31, 2022 ("2022 AIF") and annual report on Form 40-F for the year ended August 31, 2022 as filed with the United States Securities and Exchange Commission ("2022 40-F").

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements.  In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether because of new information, future events or results or otherwise.

Legislation and Mining Charter 2018

The MPRDA, the Mining Charter 2018 and related regulations in South Africa required that Waterberg JV Co.'s BEE shareholders own a 26% equity interest in Waterberg JV Co. to qualify for the grant of a mining right. Within five years of the effective date of a mining right, this BEE shareholding must be increased to 30%. The South African Department of Mineral Resources and Energy ("DMRE") had obtained an exemption from applying the generic BEE Codes of Good Practice ("Generic BEE Codes") under the Broad Based Black Economic Empowerment Act, 2003 until October 31, 2016, then extended until December 31, 2016. No further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMRE has continued to apply the provisions of Mining Charter 2018 rather than the Generic BEE Codes.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

For a comprehensive discussion of Mining Charter 2018 and the Generic BEE Codes, please refer to the section entitled "Risk Factors" in the Company's 2022 AIF and the separate 2022 40-F, which was also filed by the Company, as well as in the documents incorporated by reference therein. The 2022 AIF and the 2022 40-F may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov .

Mineral Reserves and Resources

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold (collectively referred to as "4E", or "PGEs") will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Note to U.S. Investors Regarding Reserve and Resource Estimates

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which differs significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") under subpart 1300 of Regulation S-K (the "SEC Modernization Rules"). The Company is not currently subject to the SEC Modernization Rules.  Accordingly, the Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Technical and Scientific Information

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies, has been reviewed by an independent qualified person as defined in NI 43-101, Robert van Egmond, P.Geo., a consultant geologist to the Company and a former employee.  Mr. van Egmond is an independent "qualified person" as defined in NI 43-101 (a "Qualified Person").

Non-GAAP Measures

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the CPA Canada Handbook. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance.  The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Any such non-GAAP measures should be read in conjunction with our Financial Statements.

1. DESCRIPTION OF BUSINESS

Overview

Platinum Group Metals Ltd. is a British Columbia, Canada company formed on February 18, 2002, pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum and palladium focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company's business is currently focused on the engineering and development of the Waterberg Project, which hosts a PGE and base metal bearing deposit discovered in 2011 by the Company as a result of a regional exploration initiative targeting a previously unknown extension to the Northern Limb of the Bushveld Igneous Complex in South Africa.

On September 21, 2017, Waterberg JV Co. issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., Japan Organization for Metals and Energy Security (formerly Japan Oil, Gas and Metals National Corporation) ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's BEE partner, holding 26%.  Later, in March 2019, JOGMEC completed the sale of a 9.755% interest in the Waterberg JV Co. to Hanwa Co., Ltd. ("Hanwa").

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

On November 6, 2017, the Company, along with JOGMEC and Mnombo closed a strategic transaction to sell to Implats 15% of the Waterberg JV Co. for $30 million (the "Implats Transaction").  The Company sold Implats an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  Implats also acquired an option to acquire a controlling interest in the Waterberg Project, which was later terminated in June 2020, as well as a right of first refusal to smelt and refine Waterberg Project concentrate (the "Offtake ROFR").  JOGMEC, or their nominee, retained a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel refined mineral products at the volumes produced from the Waterberg Project as well as a right to purchase or direct the sale of all or part of the project concentrate.  Hanwa became JOGMEC's "nominee" by way of their purchase of a 9.755% interest in Waterberg JV Co. in March 2019.

On September 24, 2019, the Company published the results of the Definitive Feasibility Study for the Waterberg Project (the "Waterberg DFS").  The Waterberg DFS was approved by all Waterberg JV Co. shareholders on December 5, 2019.  On October 7, 2019 the Waterberg DFS technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" (the "DFS Technical Report") was filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  The DFS Technical Report is dated October 4, 2019, and was prepared by Michael Murphy, P. Eng. of Stantec Consulting Ltd., Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of CJM Consulting (Pty) Ltd., and Gordon I Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.  DRA Projects SA (Pty) Ltd., an experienced South African engineering and EPCM firm, provided the plant design and compiled the capital cost estimates for the Waterberg Project Qualified Persons.  The DFS Technical Report also supports the disclosure of an updated independent mineral resource estimate effective September 4, 2019.

Implats currently retains a 15.0% participating project interest and the Offtake ROFR, whereby they hold a right to match concentrate offtake terms offered to Waterberg JV Co. by a bona fide third-party.  The Company retains a controlling 50.02% direct (37.05%) and indirect (12.97% through its 49.9% shareholding in Mnombo) interest in the Waterberg Project and remains the Manager of the Waterberg Project, as directed by the technical committee of Waterberg JV Co.  Mnombo retains a 26.0% direct interest in Waterberg JV Co., JOGMEC a 12.195% direct interest and Hanwa a 9.755% direct interest.

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  Obtaining reasonable terms for Waterberg concentrate offtake from an existing smelter/refiner in South Africa is considered the preferred option.  The Company is in discussion with several South African smelter operators, including Implats, with a view to establishing formal concentrate offtake arrangements for the Waterberg Project.  Although discussions continue, to date no formal concentrate offtake terms have been achieved.  The Company is also assessing the possibility of constructing a matte furnace and base metal refinery for the processing of Waterberg Project concentrate to produce an upgraded product for sale in the market without the need for treatment by a third-party offtaker.  See more details below.

Lion Battery Technologies Inc.

On July 12, 2019, the Company, together with an affiliate of Anglo American Platinum Limited ("Amplats"), launched a venture through a jointly owned company, Lion Battery Technologies Inc. ("Lion"), to accelerate the development of next generation battery technology using platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion.  Both the Company and Amplats were to equally invest up to an aggregate of $4.0 million into Lion, of which approximately $1.0 million would be for general and administrative expenses and the commercialization of the technology developed, subject to certain conditions.  On July 6, 2021, the Company and Amplats agreed to increase the planned funding to Lion by a further $2.7 million, to a total of up to $6.7 million, in order to allow the acceleration of certain research and commercialization activities.  All agreed funding into Lion by the Company and Amplats is to be in exchange for preferred shares of Lion at a price of $0.50 per share over an approximate three to five year period.

On July 12, 2019, the Company and Amplats each invested $550,000 as a first tranche of funding into Lion in exchange for 1,100,000 Lion preferred shares each.  In June 2020, the Company and Amplats each invested $350,000 as a second tranche of funding in exchange for 700,000 Lion preferred shares each.  In February 2021, Amplats and the Company each invested $350,000 as a third tranche of funding in exchange for 700,000 Lion preferred shares each at a price of $0.50 per share.  In February 2022, the Company and Amplats each invested $250,000 as the fourth tranche of funding.  At November 30, 2022, the Company owned a 53.70% interest in Lion.  If the Company should fail to contribute its share of a required subscription to Lion, it would be in breach of its agreement with Lion and its interest in Lion may be subject to dilution.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

On July 12, 2019, Lion entered into an agreement (the "Sponsored Research Agreement") with Florida International University ("FIU") to fund a $3.0 million research program over approximately a three-year period utilizing platinum and palladium to unlock the potential of Lithium Air and Lithium Sulphur battery chemistries to increase their discharge capacities and cyclability.  On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  Under the Sponsored Research Agreement, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.  The first tranche of funding by Lion to FIU, totaling $1.0 million plus a one-time fee of $50,000, was paid by Lion in mid July 2019, with a second tranche of $666,667 funded in June 2020.  A third tranche of funding by Lion to FIU of $666,667 was completed in February 2021 with the fourth tranche of funding for $500,000 being funded in February 2022.  Lion has provided aggregate research funding in the amount of $2.88 million to FIU as of November 30, 2022.

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.  A second patent related to this work was issued in December 2020 and a third was issued on June 15, 2021.  On October 4, 2022, the U.S. Patent and Trademark Office issued Patent No. 11,462,743 B2 entitled "Battery comprising a metal interlayer" to FIU. The patent involves the use of palladium as interlayer in batteries to stabilize and enable lithium metal anodes in various existing and emerging lithium battery technologies.  Further patents are currently applied for.  Under the Sponsored Research Agreement, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

In December 2022 Lion engaged in discussions with third party battery specialists to assess the repeatability, possible marketability and possible commercialization of the patents, methods and intellectual property developed by FIU on behalf of Lion.  Such third-party battery specialists may also be engaged to assist in Lion's research and development efforts.

Personnel

The Company's complement of managers, staff, technical personnel, consultants, security and casual workers currently consists of 8 individuals in South Africa and 5 individuals in Canada. The Waterberg Project is currently operated by the Company utilizing its staff, consultants and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required.

2. PROPERTIES

Under IFRS, the Company capitalizes all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.  The Company evaluates the carrying value of its property interests on a regular basis.  Management is required to make significant judgements to identify potential impairment indicators.  Any properties that management deems to be impaired are written down to their estimated net recoverable amount.

For more information on mineral properties, see below and Note 3 of the Financial Statements.

MATERIAL MINERAL PROPERTY INTERESTS

Waterberg Project

Recent Activities

During the three-month period ended November 30, 2022, approximately $1.1 million in expenditures were capitalized at the Waterberg Project for geotechnical drilling, infrastructure engineering and surveying.  Baseline environmental monitoring studies continue.  Work is being carried out to identify and assess local deposits of calcrete and other aggregate materials that may be suitable for road building and infrastructure pad foundations.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

At period end, $41.5 million in accumulated net costs had been capitalized to the Waterberg Project.  Total expenditures on the property since inception from all investor sources to November 30, 2022 are approximately $81.5 million.

On October 20, 2022, the Company announced that Waterberg JV Co. had approved in principle a R380 million (approx. $21 million) preconstruction work program ("Work Program") for the Waterberg Project, focused on early infrastructure, de-risking and project optimization.  Specific work items include initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility ESKOM Holdings Limited ("ESKOM"), and advancement of the Waterberg SLP (defined below).  An initial budget for the first R 45 million (approx. $2.5 million) of the Work Program (the "Initial Budget"), to be spent by March 31, 2023, has been unanimously approved by the board of directors of Waterberg JV Co.

An update to the Waterberg DFS (the "DFS Update") is also planned under the Work Program and is to include a review of cut-off grades, mining methods, infrastructure plans, scheduling, concentrate offtake, dry stack tailings, costing and other potential revisions to the project's financial model.

As a precursor to the DFS Update, an infill drilling program commenced in early November 2022 targeting near surface, modelled Inferred Mineral Resource blocks that have good potential for conversion to higher confidence levels, which would allow them to be added to early mine plans, potentially reducing early capital expenditure and the period to first mining.  The infill drill program is planned to consist of 16 T Zone NQ boreholes and 16 F Zone NQ boreholes.  Several geotechnical holes are also planned.  To date, the planned 16 T Zones holes have been completed and 6 of the planned F Zone holes have been completed.  Mineralized material recovered from the drill program will be assayed and the remaining material will be processed to determine dry-stock tailings characteristics and provide additional concentrate metallurgical data.  If dry stack tailings methods are implemented in the DFS Update mine water consumption could be reduced by 40% to 50%.

The Work Program is to be funded pro rata by the joint venture partners.  The Initial Budget was coordinated to match fiscal year and budgetary periods for JOGMEC and Hanwa. Subsequent expenditures in accordance with the Work Program are subject to expected approvals for sequential time periods ending on August 31, 2024.

Before a construction decision can be undertaken arrangements will be required for Waterberg Project concentrate offtake or processing.  The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.

As an alternative to a traditional concentrate offtake arrangement, the Company is conducting internal research and formal studies to evaluate the economic feasibility of establishing a smelter and base metal refinery business, jointly with third-party investors or partners, capable of processing Waterberg concentrate.  The DFS Technical Report stated that "Additional smelting capacity may need to be constructed in the industry to be able to treat the flotation concentrate from Waterberg and the other potential Platreef miners."  Conceptually, a Waterberg matte furnace and base metal refinery would be operated as a separate business from the Waterberg Project.  Such a facility could provide fair market offtake terms to Waterberg JV Co., and possibly to other PGM miners, allowing for the production of an upgraded product for sale in the market without the need for treatment by a third-party smelter operator.

The Offtake ROFR allows Implats the opportunity to match concentrate offtake terms offered to Waterberg JV Co. by a bona fide third-party.  Processing of Waterberg concentrate through a matte furnace owned by Waterberg JV Co. or by one or more of the Waterberg joint venture owners would not be subject to the Offtake ROFR as such an entity would not be a "bona fide third-party".  Any transaction between Waterberg JV Co. and any one or more shareholders must be entered into on a bona fide arms-length basis and for fair value.  Under the terms of the shareholders agreement governing Waterberg JV Co., Hanwa holds the exclusive right to purchase or direct the sale of all or part of the Waterberg Project concentrate or contained metal therein.  Hanwa may therefore direct the processing and marketing of Waterberg Project concentrate or contained metal at market prices.

An internal pre-feasibility study for a Waterberg matte furnace was completed for the Company by industry experts in late calendar 2021.  The pre-feasibility study assessed the construction and operation of a 20 MW smelting furnace with two off air-blown converters capable of producing a matte suitable as feed to a standard base metal refinery in South Africa or elsewhere.  In late 2021 the Company completed a scope of work for a smelter and base metal refinery definitive feasibility study (the "Smelter DFS") examining plant and infrastructure requirements, downstream beneficiation, optimal location analysis, as well as down stream marketing considerations, permitting and power and water requirements.  Work on the Smelter DFS has commenced and submission of tenders for specific technical components of the engineering work have been requested.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

Waterberg DFS

On September 24, 2019, the Company published the results of the Waterberg DFS.  Waterberg JV Co. shareholders approved the Waterberg DFS on December 5, 2019.  Highlights of the Waterberg DFS include:

  A significant increase in Mineral Reserves from the Waterberg Project's 2016 Pre-Feasibility Study for a large-scale, shallow, decline-accessible, mechanised, PGE mine.  Use of backfill in the Waterberg DFS design lowers risk and increases mined ore extraction rates.
  Annual steady state production rate of 420,000 4E ounces.  Estimated mine life of 45 years on current reserves.  The planned production rate is by careful design in order to reduce capital costs and simplify construction and ramp-up.
  After-tax net present value ("NPV") of $982 million, at an 8% real discount rate, using spot metal prices as at September 4, 2019 (Incl. $1,546 Pd/oz) ("Spot Prices").
  After-tax NPV of US$333 million, at an 8% real discount rate, using three-year trailing average metal prices up until September 4, 2019 (Incl. $1,055 Pd/oz) ("Three Year Trailing Prices").
  After-tax internal rate of return of 20.7% at Spot Prices and 13.3% at Three Year Trailing Prices.
  Estimated project capital of approximately $874 million, including $87 million in contingencies. Peak project funding estimated at $617 million.
  On site life of mine average cash cost (inclusive of by-product credits and smelter discounts) for the spot metal price scenario equates to $640 per 4E ounce.
  Updated measured and indicated mineral resources of 242 million tonnes at 3.38g/t 4E for 26.4 million 4E ounces (using 2.5 g/t 4E cut-off) and the deposit remains open on strike to the north and below an arbitrary depth cut-off of 1,250-meters.
  Proven and probable mineral reserves of 187 million tonnes at 3.24 g/t 4E for 19.5 million 4E ounces (using 2.5 g/t 4E cut-off).

The mineral resources for the Waterberg Project increased slightly based on in-fill drilling done during preparation of the Waterberg DFS. The mineral resources have been estimated based on 441 diamond drill holes and 583 deflections and has been stated at a 2.5 g/t 4E cut-off (the base-case). In the Waterberg DFS, a 2.5 g/t 4E cut-off grade has been applied to the mineral resource model as an input into the mine design. At the 2.5 g/t 4E cut-off grade, the total measured and indicated mineral resources are estimated at 242 million tonnes grading 3.38 g/t 4E for an estimated 26.4 million ounces 4E. Total mineral reserves at a 2.5 g/t 4E grade cut-off are estimated at 187 million tonnes for 19.5 million ounces 4E.

The mineral reserves are a subset of the mineral resource envelope at a 2.5 g/t 4E cut-off, and they include only measured and indicated mineral resources with dilution and stope shapes considered. A minimum mining thickness of 2.4 meters and sublevel planning of 20 meters to 40 meters was considered in the mine plan for mineral reserves.

The mineral resources for the Waterberg Project are categorized and reported in terms of NI 43-101 and are tabulated below.

Mineral Resource Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis

T Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	4,443,483	1.17	2.12	0.05	0.87	4.20	0.150	0.080	18,663	0.600
Indicated	2.5	17,026,142	1.37	2.34	0.03	0.88	4.61	0.200	0.094	78,491	2.524

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

T Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
M+I	2.5	21,469,625	1.34	2.29	0.03	0.88	4.53	0.189	0.091	97,154	3.124
Inferred	2.5	21,829,698	1.15	1.92	0.03	0.76	3.86	0.198	0.098	84,263	2.709

F Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	54,072,600	0.95	2.20	0.05	0.16	3.36	0.087	0.202	181,704	5.842
Indicated	2.5	166,895,635	0.95	2.09	0.05	0.15	3.24	0.090	0.186	540,691	17.384
M+I	2.5	220,968,235	0.95	2.12	0.05	0.15	3.27	0.089	0.190	722,395	23.226
Inferred	2.5	44,836,851	0.87	1.92	0.05	0.14	2.98	0.064	0.169	133,705	4.299

Waterberg Aggregate Total 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	58,516,083	0.97	2.19	0.05	0.21	3.42	0.092	0.193	200,367	6.442
Indicated	2.5	183,921,777	0.99	2.11	0.05	0.22	3.37	0.100	0.177	619,182	19.908
M+I	2.5	242,437,860	0.98	2.13	0.05	0.22	3.38	0.098	0.181	819,549	26.350
Inferred	2.5	66,666,549	0.96	1.92	0.04	0.34	3.27	0.108	0.146	217,968	7.008

Mineral Resource Category	Prill Split Waterberg Project Aggregate
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.2	64.4	1.5	5.9
Indicated	29.4	62.6	1.5	6.5
M+I	29.1	63.0	1.5	6.4
Inferred	29.5	58.9	1.2	10.4

Notes:

(1) 4E elements are platinum, palladium, rhodium and gold.

(2) Cut-offs for mineral resources were established by a QP after a review of potential operating costs and other factors.

(3) Conversion factor used for kilograms ("kg") to ounces ("oz") is 32.15076.

(4) A 5% and 7% geological loss was applied to the measured/indicated and inferred mineral resources categories, respectively.

(5) The mineral resources are classified in accordance with NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred mineral resources have a high degree of uncertainty.

(6) The mineral resources are provided on a 100% Project basis, inferred and indicated categories are separate and the estimates have an effective date of September 4, 2019.

(7) Mineral resources were completed by Mr. CJ Muller of CJM Consulting.

(8) Mineral resources were estimated using kriging methods for geological domains created in Datamine from 441 mother holes and 583 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

(9) The mineral resources may be materially affected by metal prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's 2022 AIF.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

(10) The data that formed the basis of the mineral resources estimate are the drill holes drilled by Platinum Group as project operator, which consist of geological logs, drill hole collars surveys, downhole surveys and assay data. The area where each layer was present was delineated after examination of the intersections in the various drill holes.

(11) Numbers may not add due to rounding.

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	3,963,694	1.02	1.84	0.04	0.73	3.63	0.13	0.07	14,404	0.463
F Central	17,411,606	0.94	2.18	0.05	0.14	3.31	0.07	0.18	57,738	1.856
F South	-	-	-	-	-	-	-	-	-	-
F North	16,637,670	0.85	2.03	0.05	0.16	3.09	0.10	0.20	51,378	1.652
F Boundary North	4,975,853	0.97	2.00	0.05	0.16	3.18	0.10	0.22	15,847	0.509
F Boundary South	5,294,116	1.04	2.32	0.05	0.18	3.59	0.08	0.19	19,020	0.611
F Zone Total	44,319,244	0.92	2.12	0.05	0.16	3.25	0.09	0.20	143,982	4.629
Waterberg Project Total	48,282,938	0.93	2.10	0.05	0.20	3.28	0.09	0.19	158,387	5.092

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	12,936,870	1.23	2.10	0.02	0.82	4.17	0.19	0.09	53,987	1.736
F Central	52,719,731	0.86	1.97	0.05	0.14	3.02	0.07	0.18	158,611	5.099
F South	15,653 ,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	36,984,230	0.90	2.12	0.05	0.16	3.23	0.09	0.20	119,450	3.840
F Boundary North	13,312,581	0.98	1.91	0.05	0.17	3.11	0.10	0.23	41,369	1.330
F Boundary South	7,616,744	0.92	1.89	0.04	0.13	2.98	0.06	0.18	22,737	0.731
F Zone Total	126,287,248	0.91	2.01	0.05	0.15	3.12	0.08	0.18	393,578	12.654
Waterberg Project Total	139,224,118	0.94	2.02	0.05	0.21	3.22	0.09	0.18	447,564	14.390

Proven & Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis

Total Estimated Mineral Reserve at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	16,900,564	1.18	2.04	0.03	0.80	4.05	0.18	0.09	68,391	2.199
F Central	70,131,337	0.88	2.02	0.05	0.14	3.09	0.07	0.18	216,349	6.956
F South	15,653,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	53,621,900	0.88	2.09	0.05	0.16	3.18	0.10	0.20	170,828	5.492
F Boundary North	18,288,434	0.98	1.93	0.05	0.17	3.13	0.10	0.23	57,216	1.840
F Boundary South	12,910,859	0.97	2.06	0.05	0.15	3.23	0.07	0.19	41,756	1.342

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

Total Estimated Mineral Reserve at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
F Zone Total	170,606,492	0.91	2.04	0.05	0.15	3.15	0.08	0.19	537,560	17.283
Waterberg Project Total	187,507,056	0.94	2.04	0.05	0.21	3.24	0.09	0.18	605,951	19.482

Notes:

(1) The estimated mineral reserves have an effective date of September 4, 2019.

(2) A 2.5 g/t 4E stope cut-off grade was used for mine planning for the T Zone and the F Zone mineral reserves estimate.  The cut-off grade considered April 2018 metal spot prices.

(3) Tonnes and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses.

(4) 4E elements are platinum, palladium, rhodium and gold.

(5) Numbers may not add due to rounding.

The Waterberg Project financial performance has been estimated both at Spot Prices and at Three Year Trailing Prices as set out in the table below. The long-term real US$/Rand exchange rate for the Spot Price scenario is set at 15.00, which is based on an intra-day traded spot rate as of September 4, 2019. The US$/Rand exchange rates for the Three-Year Trailing Price scenario, is based on Bloomberg's nominal consensus forward-curve as at June 2019, which translates into a long-term real US$/Rand rate of 15.95. The price deck assumptions for each scenario are tabled below.

Waterberg DFS Technical Report Price Deck Assumptions in US$

Parameter	Unit	Spot Prices (Sept 4, 2019)	Three Year Trailing Prices (Sept 4, 2019)
US$ / Rand (Long-term Real)	US$/Rand (Real July 2019)	15.00	15.95
Platinum	US$/oz (Real July 2019)	980	931
Palladium	US$/oz (Real July 2019)	1,546	1,055
Gold	US$/oz (Real July 2019)	1,548	1,318
Rhodium	US$/oz (Real July 2019)	5,036	1,930
Basket Price (4E)	US$/oz (Real July 2019)	1,425	1,045

Copper	US$/lb (Real July 2019)	2.56	2.87
Nickel	US$/lb (Real July 2019)	8.10	5.56
Smelter Payability: 4E Metal	% Gross Sale Value	85%	85%
Smelter Payability: Copper	% Gross Sale Value	73%	73%
Smelter Payability: Nickel	% Gross Sale Value	68%	68%

Readers are directed to review the full text of the DFS Technical Report, available for review under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

The known deposit strike length on the Waterberg Project is 13 km long so far, remains open along strike and begins from a depth of 140 meters vertical.  The Waterberg DFS mine plan covers a strike length of approximately 8.5 km.  The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes.  The Waterberg Project and the deposit is still open for expansion.  Based on airborne gravity surveys and drilling completed to date, additional drilling northward along strike is recommended for the future.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project can be a safe mine within the lowest quartile of the Southern Africa platinum group element industry cost curve.

The Waterberg DFS mine plan models production at 4.8 million tonnes of ore per annum and 420,000 4E ounces per year in concentrate. The mine initially accesses the orebody using two sets of twin decline tunnels with mining by fully mechanised long hole stoping methods and paste backfill. Paste backfill allows for a high mining extraction ratio as mining can be completed next to backfilled stopes without leaving internal pillars.  Maintaining safety and reliability were key mine design criteria. As a result of the scale of the orebody, bulk mining on 20 to 40 meter sublevels with large underground equipment and conveyors for ore and waste transport provides high efficiency.  Many of the larger successful underground mines in the world use the same method of mining with backfill and estimated costs were benchmarked against many of these operations.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

Mining Right Grant

A formal mining right application ("MRA") for the Waterberg Project, including a Social and Labour Plan ("Waterberg SLP"), was accepted for filing by the DMRE on September 14, 2018. The Company held local public participation meetings on numerous occasions in advance of the MRA.  A program of public consultation as part of the formal MRA and EA application for the Waterberg Project was completed in August 2019. An Environmental Impact Assessment ("EIA") and Environmental Management Program ("EMP") were filed with the DMRE on August 15, 2019.  An EA was granted for the Waterberg Project on August 12, 2020, subject to a public notice period and finalization of issues raised by affected parties, which process was completed with the issue of the final EA on November 10, 2020.

On January 28, 2021, the DMRE issued a letter to Waterberg JV Co. notifying the Company that a mining right for the Waterberg Project (the "Waterberg Mining Right") had been granted.  Public disclosure and notice of the Waterberg Mining Right grant was promulgated by the Company and Waterberg JV Co. as required under South African legislation. The Waterberg Mining Right was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021 and remains active.

On and following March 5, 2021, the Company received several notices of appeal, filed with the DMRE by individual appellants from local communities, against the January 28, 2021 decision of the DMRE granting the Waterberg Mining Right.  One group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the DFFE to refuse condonation for the late filing of the group's appeal against the grant of an EA for the Waterberg Project in November 2020.  Senior Counsel and attorneys acting for Waterberg JV Co. filed formal rebuttals to the appeals and applications, raising numerous factual and legal defences.  Since filing their review application, the appellants have done nothing to progress their action against the decision of the DFFE.

On July 30, 2021, Waterberg JV Co. received an urgent interdict application to the High Court seeking to restrain the activities of Waterberg JV Co. on certain surface rights over a portion of the project area.  The appellants claimed to be interested and affected parties located near planned surface infrastructure on the farm Ketting.  Waterberg JV Co. promptly filed an answering affidavit denying urgency and providing arguments why the application was without merit.  The appellants did not respond and their application was removed from the urgent court roll. On November 16, 2021 the host Kgatlu community from the farm Ketting filed an application to join as a respondent to the restraint application.  In their affidavit the host community documented their support for the Waterberg Mine.  Once again, the appellants did not respond to the Kgatlu joinder application within the timeline specified by the rules of court and have likewise failed to file a replying affidavit.  In order to force the interdict application to a conclusion, in July 2022 Waterberg JV Co. filed a Notice of Set Down with the High Court in Limpopo and a hearing to rule on the interdict application has been scheduled for May 22, 2023.

On October 13, 2022 the Minister of the DMRE ruled to dismiss all appeals to the grant of the Waterberg Mining Right filed with the DMRE.  In his ruling the Minister provided the regulatory reasons why each appeal was denied and also confirmed the DMRE's assessment that Waterberg JV Co. has complied with Black Economic Empowerment requirements and social and labour plan community consultation processes.

The Company believes that all requirements specified under the National Environmental Management Act, the MPRDA and other applicable legislation have been complied with and that the DFFE correctly approved and the DMRE correctly issued the EA and the Waterberg Mining Right.  Based on long term consultation and dialogue with local communities, the Company also believes that the leadership and the majority of residents in the host communities support the Waterberg Project.

The MEC is aware of disagreements between the planned mine and certain members of the local communities.  During late 2021 and in 2022 the MEC hosted engagements with representatives of Waterberg JV Co. and community leaders to assist with reconciliation of concerns.  Advancement has been made and the MEC has stated its intention to assist all stakeholders so that further investment by Waterberg JV Co. may occur.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

Waterberg JV Co. remains committed to engaging and working with all host communities to ensure that all legitimate concerns are addressed, and mining operations are conducted in a harmonious and respectful manner. Waterberg JV Co. aims to optimize the Waterberg Project for the benefit of all stakeholders.

Community Considerations

Training for a new mechanised mining workforce is an important component of the Waterberg Project life of mine plan and the Waterberg SLP.  Planning for training programs has been undertaken with the assistance of global mine training leader, NORCAT, of Sudbury, Ontario. The Waterberg DFS modelled a significant investment in training, focussed on the immediate area of the Waterberg Project, working in cooperation with local communities, colleges and facilities.

Water supply and delivery are important issues affecting local communities near the Waterberg Project.  Detailed hydrological work studying the utilization of known sources for significant volumes of ground-water has been conducted.  In 2018, a co-operation agreement was entered between Waterberg JV Co. and the local Capricorn Municipality for the development of water resources to the benefit of local communities and the mine.  Hydrological work has identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities.  Test drilling of these water basins has been completed resulting in the identification of sufficient water supplies.  Earlier drilling programs conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district.  Drilling by Waterberg JV Co. has identified some potable water resources.  Several boreholes proximal to the Waterberg Project identified large volumes of high mineral, unpotable water not suitable for agriculture.  Hydrological and mill process specialists have tested the use of this water as mine process water.  In general, ground water resources identified proximal to the Waterberg Project have the potential for usage by both the mine and local communities.

The establishment of servitudes for power line routes and detailed planning and permitting with ESKOM are also advancing.  Power line environmental and servitude work is being completed by TDxPower in coordination with ESKOM.  TDxPower has progressed electrical power connection planning for approximately a 70 km, 137MvA line to the Waterberg Project.  Engineering refinement of steady state power requirements has resulted in a reduced demand of approximately 90MvA at steady state.  Bulk power design and costing work for steady state requirements has commenced.  ESKOM is engaged with project engineers to determine electrical power sources and availability.  A temporary power line for the construction period from the nearby grid at Bochum is being designed and costed.  Community engagement regarding power line routes and completion of an EIA for the power line routes is in process.

History of Acquisition

In 2007, PTM RSA began the application process for prospecting rights over the Waterberg area located on the Northern Limb of the Bushveld Igneous Complex, approximately 70 km north of the town of Mokopane, eventually acquiring prospecting rights over two adjacent areas known as the Waterberg JV Property and the Waterberg Extension Property.  In September 2009, PTM RSA, JOGMEC and Mnombo entered a joint venture agreement whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Property while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC's expenditures on a 26/74 basis.  On November 7, 2011, the Company executed an agreement with Mnombo's shareholders to acquire 49.9% of the issued and outstanding shares of Mnombo.  Effective in May, 2015 the Waterberg JV Property and the Waterberg Extension Property were consolidated into the singular Waterberg Project and in September, 2017 the Waterberg Project prospecting rights were transferred into Waterberg JV Co.  On November 6, 2017, the Company and JOGMEC closed the Implats Transaction and Implats acquired a 15% interest in Waterberg JV Co. and the right to match third-party offtake terms under the Offtake ROFR.  In March 2019 JOGMEC completed a transfer of 9.755% of its 21.95% interest in Waterberg JV Co. to Hanwa.  Under the terms of the transaction, Hanwa also acquired the exclusive right to purchase some, or all of the metals produced from the Waterberg Project at market prices.  On May 10, 2022 JOGMEC confirmed and later announced its intention to maintain JOGMEC's interests in the Waterberg Project and to support funding contributions for project development to the extent possible.

Prior to 2022, the Waterberg Project comprised an aggregate of 66,003 hectares of granted prospecting rights and applied for prospecting rights including the 20,532 hectares covered by the Waterberg Mining Right.  On March 9, 2022 Waterberg JV Co. passed a resolution to apply for closure on 50,985 gross hectares of prospecting rights, of which 14,209 hectares were held within the granted mining right, leaving a net 36,776 hectares of uneconomic prospecting rights to be closed.  Closure applications have been filed and once they become effective, the project area will cover 29,227 hectares, being comprised of the Waterberg Mining Right covering 20,532 hectares, 4,207 hectares in active prospecting rights and 4,488 hectares of rights under application for incorporation into the Waterberg Mining Right.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

Environmental, Social and Governance ("ESG")

Corporate Social Responsibility

Being a responsible corporate citizen means protecting the natural environment associated with its business activities, providing a safe workplace for its employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where the Company operates so that it can enhance the lives of those who work and live there beyond the life of such operations. The Company takes a long-term view of its corporate responsibility, which is reflected in the policies that guide its business decisions, and in its corporate culture that fosters safe and ethical behaviour across all levels of Platinum Group. The Company's goal is to ensure that its engagement with its stakeholders, including its workforce, industry partners, and the communities where it operates, is continued, mutually beneficial and transparent. By building such relationships and conducting ourselves in this manner, the Company can address specific concerns of its stakeholders and work cooperatively and effectively towards achieving this goal.

Approach

The Company and Waterberg JV Co. are committed to conducting business in a responsible and sustainable manner. Our core ESG values are:

  maximizing the positive effect of our projects and operations for all stakeholders;
  caring for the environment in which we operate;
  contributing to both the short-term and long-term development of our host communities;
  ensuring safe and secure workplaces for our employees;
  contributing to the welfare of our employees and local communities; and
  promoting good corporate governance, through openness, transparency, and accountability;

We are working to develop a set of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project. We wish to achieve a high level of understanding and commitment from those who carry out our day-to-day activities.  Our social performance indicators aim to cover social risk management, grievance management, community investment and human rights.  Our environmental performance indicators aim to cover environmental impact mitigation, audits, water, energy, greenhouse gas emissions and environmental remediation and rehabilitation.  Health and safety performance indicators are also to be recorded and monitored.

ESG Reporting and Assessment

We have partnered with Digbee Ltd. ("Digbee") to utilize an industry approved set of frameworks to assess and disclose our ESG metrics.  Platinum Group completed its inaugural ESG disclosure submission with Digbee in September 2021.  Digbee, a United Kingdom based company, is a new mining-focused expert network and ESG disclosure platform that amalgamates over thirty initiatives and reporting standards to generate an appropriate ESG score for development stage mining companies.  Digbee encompasses widely recognized ESG standards including, the Equator Principles, the Global Reporting Initiative Standards, the sustainability accounting standards of the Sustainability Accounting Standards Board, and the recommendations for more effective climate-related disclosures established by the Task Force on Climate Related Disclosure Digbee has been endorsed by leading financial firms who support the Digbee ESG initiative such as Blackrock Inc., BMO, and Dundee Corporation.

The Company's ESG submission was based on both corporate level and project level disclosure. As part of the Waterberg Mining Right application process the Company developed a wide-ranging set of studies and plans in relation to potential ESG impacts. These studies and specialists were leveraged to form the basis of the Digbee ESG disclosure and subsequent outcomes.

Based on the information provided, Platinum Group achieved an overarching score from Digbee of BB with a range of CC to AA as of October 2022.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

High Level Positive Outcomes from Digbee Assessment

  The Company has validated its financial transaction compliance and accuracy of financials through the submission of audited financials in both South Africa and Canada.
  The Company has demonstrated its commitment to ESG values by working to align executive and senior management remuneration to ESG goals.
  The Company has empowered local communities by providing suitable representation to address their concerns.
  The Company has demonstrated its commitment to enhanced ESG through initiatives such as the incorporation of dry stack tailings into its DFS to reduce the TSF footprint and water consumption by approximately 40%.

High Level Potential Risks and Opportunities from Digbee Assessment

  While improvements have been made, diversity targets for employees remain low.  While these targets align with local legislative requirements, they are still below international standards.
  The mine is planned in a water scarce area where the mine operation will have high water consumption.  While studies indicate that there is sufficient water to support both the mine and the local towns, a small impact on the water table can affect water access to marginal grazing and subsistence farmers.  Careful management is required to ensure the mine does not draw down on groundwater resources to the detriment of the needs of the local community.

ESG Objectives

We are continuing to work on enhancements to our community engagement processes for all our mining and environmental matters.  We consider all stakeholders and confirm our commitment to the health and safety of our employees and surrounding communities.  Health and safety also remain a top priority.  Our ESG objectives include:

  reducing planned water consumption;
  achieving full compliance with regulations and reporting of greenhouse gas emissions;
  achieving minimum impact on vegetation and supporting and enabling local biodiversity;
  reducing planned industrial waste;
  resolving individual community member grievances;
  continuing and improving stakeholder communication and engagement programmes; and
  achieving zero significant environmental incidents.

Environmental

We have commissioned independent environmental site inspections and environmental management program compliance assessments at the Waterberg Project for all our mining and prospecting rights areas.  Baseline environmental studies for air quality and water quality are currently underway over the Waterberg Project area.  Annual environmental reports are filed with regulators.  To date, there have been no significant environmental incidents at our Waterberg operation since exploration began on the property in 2011.  As a requirement to the grant of the Waterberg Mining Right an EIA and EMP were filed with governmental regulators after a comprehensive consultation process with communities, regulators, environmental institutions, and other stakeholders over the last ten years.  Several independent, third-party specialist consultants completed component studies as a part of the application process. The EIA and EMP were subsequently approved by the relevant regulators.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

During 2020, an environmental rehabilitation bond was established for the future costs of mine closure and environmental restoration.  As the operations at the Waterberg Project increase, so too will the quantum of this bond.

During 2020, a study examining the use of battery electric equipment for the Waterberg Project was completed and a study examining possible water use reduction and dry stacking solutions for tailings was completed.

Furthermore, the mineral resources targeted at the Waterberg Project are mineable PGEs.  These metals are important elements in terms of reducing harmful emissions from internal combustion engines.  Platinum is a critical element in fuel cells and the "hydrogen economy" in general, highlighting the mine's potential to contribute to a cleaner future.

Social

In response to the COVID-19 pandemic, we provided and delivered approximately US$5,000 in hygiene supplies, medical supplies, and personal protection equipment to local communities near the Waterberg Project.  We ensured safe operation of exploration and office facilities during the government mandated and recommended activity suspensions.  To date, work at the Waterberg Project has been related to exploration and engineering activities.  Overall safety performance has been very good and strict safety protocols are followed.

We maintain an open communication policy with communities near the Waterberg Project.  We responded to concerns raised by individuals regarding water resources, roadways, heritage sites and planned infrastructure locations by thoroughly investigating each reported concern or claim.  Meetings were held with community leaders and site inspections occurred with local community members accompanied by independent consultants, NGOs, government agencies and regulators.  Although no material issues or events of regulatory non-compliance by the Company have been identified after these investigations, the Company remains committed to operating in a responsible manner and continues to work with local community leadership to ensure any identified issues are resolved in an appropriate and professional manner and in compliance with governing regulations.  The Company is in the process of working with local communities to create community trusts.  To ensure communities are well represented, we are covering the costs of legal representation for the communities.

Based on community meetings and direct feedback, and in part due to the Company's efforts to engage and support local communities, we believe local community residents support the development of the Waterberg Project and understand the expected economic benefits.  Nonetheless, several parties within the local community filed appeals in 2021 objecting to the grant of the Waterberg Mining Right.  Waterberg JV Co. responded to each appeal and all appeals were dismissed on October 13, 2022 by the Minister of the DMRE.

Social and Labour Plans

The Waterberg SLP was developed pursuant to DMRE guidelines for social and labour plans and has been submitted in accordance with regulation 46 of the MPRDA. The objective of a social and labour plan is to align the Company's social and labour principles with the related requirements established under Mining Charter 2018.  These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project.  Contractors will be required to comply with the Waterberg SLP and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc. In terms of human resources training, the Waterberg SLP will establish objectives for adult-based education training, learnerships and development of the skills required by mining industry, portable skills training for transition into industries other than mining, education bursaries and internships. The Waterberg SLP will also establish local economic development objectives for projects such as community centre refurbishment, high school refurbishment, water and reticulation projects, housing development, establishment of recreational parks and various other localized programmes for small scale industry, agriculture, entrepreneurship and health and education.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

To support the Waterberg SLP for affected communities near the Waterberg Project, we have budgeted expenditures amounting to an aggregate R428.9 million ($26.2 million at November 30, 2022) over a five-year period.  Expenditures are subject to the grant of all required permits and the commencement of development activities on site.  At the end of each five-year period a new social and labour plan will be established, considering actual expenditures to date and changes to adjust for community feedback, needs and preferences.  The Waterberg SLP includes the following provisions:

  Human Resource Development

Waterberg JV Co. is aware of the importance of human resources to accomplish its business objectives.  Skills development is the foundation for attaining competent and productive employees who can contribute to meeting the mine's business objectives and contribute to the upliftment of their communities through their own personal economic success. The skills development plan for the Waterberg Project budgets R 13.3 million ($0.81 million at November 30, 2022) for the achievement of future career development opportunities within the mining industry and beyond the needs of the mine's operational requirements.  The skills development plan seeks to achieve portable skills through accredited qualification by certified training providers and programmes.  Emphasis is to be applied to employment equity and to participation by historically disadvantaged South Africans and women.  Learnership, internship, bursary and youth training programs are planned.  Targets have been established for procurement and employment levels for women and for people from the local community.

  Local Economic Development

The Local Economic Development ("LED") program will seek to enable local communities to become economically stronger by improving infrastructure, business skills, entrepreneurship, job creation and income.  An amount of R 405.6 million ($23.7 million at August 31, 2022) has been budgeted for LED projects seeking to amplify opportunities as well as alleviate poverty within the surrounding communities of the mine. Programmes are to include infrastructure and educational support to local schools, mine and community bulk water supply and reticulation, extension and equipping of existing clinic/health facilities, and road construction.

  Management of Downscaling

A budget of R 10.0 million ($0.61 million at November 30, 2022) has been established for training and skills development.  We conducted a social audit and needs and skills assessment of the communities near the Waterberg Project to learn about these communities and to help direct our efforts towards the matters of importance to them.  This work will guide our long-term training programs intended to increase skilled employment opportunities for local community members.  Investment in human resource development and facilitation of training during the lifetime of the Waterberg Project intends to sustain skills that will support employment for workers beyond the life of the mine. The mine intends to comply with the Basic Conditions of Employment Act and the Department of Labour's Social Plan Guidelines with the goal of establishing skills that will be of value to employees at a future time of downscaling and retrenchment.

Governance

The Company has a Governance and Nomination Committee to ensure good corporate governance in the Company's stewardship. The committee's responsibilities include, but are not limited to:

  reviewing and making recommendations relating to respecting good corporate governance and the board's stewardship role in the management of the Company;
  the regular evaluation of the effectiveness of the board, its members, its committees and their charters;
  the evaluation of the performance of individual directors, the board, and committees of the board;
  the performance evaluation of the chairperson of the board and the chairperson of each board committee;
  the performance evaluation of the CEO and CFO, including performance against corporate objectives;
  CEO and CFO succession planning;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022 overseeing compliance with the Company's Code of Business Conduct and Ethics, monitoring compliance with the code, investigating any alleged breach or violation of the code, authorizing any waiver granted in connection with the code; and
  overseeing compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

On April 30, 2021, the Company established an Environmental, Health and Technical Advisory Committee, comprised of cross-disciplinary directors, to oversee capital projects and material transactions undertaken by the Company, its subsidiaries or its affiliates from an environmental, technical, financial and scheduling perspective and to be responsible for developing and monitoring standards for ensuring a safe and healthy work environment and to promote sustainable development.

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, that prohibit companies from bribing or making other prohibited payments to public officials to obtain or retain an advantage in the course of business.

The Company has previously adopted a Code of Business Conduct and Ethics, a Clawback Policy, and a Whistleblower Policy, amongst other customary codes and committees.

We also adhere to the corporate governance policies of the Toronto Stock Exchange and the NYSE American, LLC.

On February 28, 2022, the Company held its Annual General Meeting.  All resolutions were passed in the form proposed by an affirmative vote of the shareholders.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A) Liquidity and Capital Resources

Recent Equity Financings

On February 5, 2021, the Company announced an equity distribution agreement with BMO Capital Markets whereby the Company could sell its Common Shares from time to time for up to $50 million in aggregate sales proceeds in "at the market" transactions (the "2021 ATM"). In aggregate to May 27, 2022 the Company sold 10,426,632 Common Shares in the 2021 ATM at an average price of US$2.94 for gross proceeds of US$30.6 million.  As a portion of the total 2021 ATM sales, during the fiscal year ending August 31, 2022 the Company sold 7,923,842 Common Shares at an average price of US$2.48 per share for net proceeds of $19.7 million.  No shares were sold subsequent to May 27, 2022 and the term of the 2021 ATM expired in June 2022.

On February 4 and 10, 2022, the Company issued 7,073,746 and 4,719,763 shares respectively at a price of US$1.695 to purchase and repay the Company's $19.99 million aggregate principal amount of 6 7/8% convertible senior subordinated notes maturing July 1, 2022 (the "Convertible Notes").

On February 11, 2022, the Company closed a non-brokered private placement with Deepkloof for 3,539,823 Common Shares at a price of US$1.695 each for gross proceeds of $6 million (the "February 2022 HCI PP") maintaining HCI's indirect ownership in the Company at approximately 26% at that time of the financing.  Pricing for the February 2022 HCI PP was set to be consistent with the Company's shares issued to repay the Convertible Notes.

On June 21, 2022, the Company filed a new final short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 (the "Registration Statement") with the SEC under the Multijurisdictional Disclosure System established between Canada and the United States.

Pursuant to the Shelf Prospectus and the Registration Statement, the Company may offer and sell in Canada or the United States, Common Shares, debt securities, warrants, subscription receipts, or a combination thereof up to an aggregate initial offering price of $250 million from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus and the Registration Statement remain effective.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

On July 27, 2022, the Company filed a supplement to the Shelf Prospectus and announced a new equity distribution agreement with BMO Capital Markets and BMO Nesbitt Burns Inc. whereby the Company can sell its Common Shares from time to time until July 21, 2024 for up to $50 million in aggregate sales proceeds in "at the market" transactions (the "2022 ATM").  No common shares were sold pursuant to the 2022 ATM prior to August 31, 2022.  For the three-month period ending November 30, 2022, the Company has sold 717,138 shares at an average price of US$1.81 for gross proceeds of $1.3 million and net proceeds of $1.2 million after deducting fees and expenses including $0.03 paid to BMO Capital Markets.

The following reconciles the use of gross proceeds to recent financings and share issuances as at November 30, 2022 (in thousands of dollars):

Use of Proceeds	2021 ATM Offering	Repayment of Convertible Notes	February 11, 2022 Private Placement	2022 ATM Offering	Aggregate Proceeds	Actual Use of Proceeds to November 30, 2022

Repayment of the Sprott Facility	$6,400	$0	$3,000	$0	$9,400	$9,400

Repayment of Convertible Notes	$0	$19,990	$0	$0	$19,990	$19,990

General corporate purposes	$13,300	$0	$3,000	$1,298	$17,598	$12,091
TOTAL	$19,700	$19,990	$6,000	$1,298	$46,988	$41,481

Convertible Notes

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes due in 2022 (the "Convertible Notes").  The Convertible Notes bore interest at a rate of 6 7/8% per annum, payable semi-annually in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares.

On January 20, 2022, the Company announced the purchase and cancellation, on a private placement basis, of the $19.99 million of Convertible Notes then outstanding.  The principal outstanding balance of these Convertible Notes was repaid through the issuance of 11,793,509 common shares, at a price of US$1.695 per share.  The Company purchased $11.99 million of the Convertible Notes from an affiliate of Kopernik Global Investors, LLC on February 4, 2022 and $8 million of the Convertible Notes from affiliates of Franklin Templeton Investments on February 10, 2022.

Sprott Facility

On August 15, 2019, the Company announced it had entered a senior secured credit facility (the "Sprott Facility") with Sprott Private Resource Lending II (Collector), LP ("Sprott") and other lenders party thereto.  The credit facility was due to mature on August 14, 2022.  The credit facility was fully repaid in February 2022 and the Company's pledge of its South African assets as security against the Sprott Facility have been fully released.

Liquidity

The Company currently has limited financial resources and does not generate revenue from the Waterberg Project.  However, the Company has repaid in full both the Sprott Facility and the Convertible Notes, leaving the Company with materially reduced cash obligations over the next 12 months (see below).  Current cash on hand ($11.6 million at November 30, 2022) is projected to be sufficient to cover the Company's budgeted expenditures over the next 12 months.  Should the Company decide to begin construction of the Waterberg Mine in the next 12 months additional financing would be required.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

Rising global inflation and increased potential supply chain disruptions could have a significant impact on the Company's operations and costs.

Contractual Obligations

The following table discloses the Company's contractual obligations as at November 30, 2022 (in thousands of dollars):

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$101	$22	$-	$-	$123
Discovery Drilling	399	-	-	-	399
Environmental Bonds	48	143	95	-	286
Totals	$548	$165	$95	$-	$808

Other contingencies: Refer to section 8 below - Risk Factors.

Accounts Receivable and Payable

Accounts receivable at November 30, 2022, totaled $0.5 million (August 31, 2022 - $0.4 million) being comprised mainly of South African value added taxes.  An amount of $0.1 million in proceeds were receivable from the 2022 ATM financing at November 30, 2022 (August 31, 2022 - $Nil).

Accounts payable and accrued liabilities at November 30, 2022, totaled $1.2 million (August 31, 2022 - $1.1 million).

B) Results of Operations

Three Month Period November 30, 2022

For the three-month period ended November 30, 2022, the Company incurred a net loss of $1.6 million (November 30, 2021 loss of $3.3 million).  For the three-month period ended November 30, 2022, there were no interest expenses (November 30, 2021 - $1.1 million) as both the convertible notes and Sprott loan were repaid in fiscal 2022.  The currency translation adjustment recognized in the three-month period ended November 30, 2022 was a loss of $0.1 million (November 30, 2021 - $3.7 million loss) due predominantly to the Rand decreasing in value relative to the U.S. Dollar during such period.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters (In thousands of dollars, except for share data):

Quarter ended	Nov. 30, 2022	Aug. 31, 2022	May 31, 2022	Feb. 28, 2022
Net finance income(1)	$138	$85	$40	$26
Net loss	1,614	990	1,310	2,634
Basic loss per share(2)	0.02	0.01	0.01	0.03
Total assets	54,545	53,679	58,246	53,859
Quarter ended	Nov. 30, 2021	Aug. 31, 2021	May 31, 2021	Feb. 28, 2021
Net finance income(1)	$25	$24	$25	$24
Net loss	3,316	4,228	2,282	3,989
Basic loss per share(2)	0.04	0.06	0.03	0.06
Total assets	50,994	51,199	54,497	50,771

Notes:

(1) The Company earns income from interest bearing accounts and deposits. Rand balances earn higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2) Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

4. DIVIDENDS

The Company has never declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that in the foreseeable future all available funds will be invested to finance its business.  The Company plans to consider a dividend policy upon the establishment of positive cash flow.

5. RELATED PARTY TRANSACTIONS

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  All related party transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows (in thousands of dollars):

(i) During the three-month period ended November 30, 2022, an amount of $75 ($67 - November 31, 2021) was paid or accrued to independent directors for directors' fees and services.

(ii) During the three-month period ended November 30, 2022, the Company was paid or accrued payments of $13 ($14 - November 30, 2021) from West Vault Mining Inc. (formerly West Kirkland Mining Inc.), a company with one officer in common, for accounting and administrative services.

(iii) In fiscal 2018, Company closed a private placement with Deepkloof whereby HCI acquired a right to nominate one person to the board of directors of the Company (which has been exercised) and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  During the year ended August 31, 2022, the Company closed a non-brokered private placement with Deepkloof for 3,539,823 Common Shares at a price of US$1.695 per share for gross proceeds of $6 million, maintaining HCI's indirect ownership in the Company at approximately 26% at the time of the private placement.  At November 30, 2022, HCI's indirect ownership of the Company was reported at 24,837,349 Common Shares, representing a 24.9% interest in the Company.

(iv) During the year ended August 31, 2022, the Company purchased and cancelled on a private placement basis the outstanding principal balance of $8 million of the Convertible Notes from affiliates of Company shareholder Franklin Templeton Investments.

6. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7. OUTSTANDING SHARE DATA

The Company has an unlimited number of Common Shares authorized for issuance without par value.  At November 30, 2022, there were 99,669,510 Common Shares, 4,824,671 incentive stock options and 644,227 restricted share units outstanding.  At January 13, 2023 there were 100,206,046 Common shares, 4,764,004 incentive stock options and 472,440 restricted share units outstanding.

8. RISK FACTORS

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on results, business prospects or financial position. For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in the 2022 AIF and 2022 40-F, and the documents incorporated by reference therein.  The Company's 2022 AIF and 2022 40-F may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Certain risk factors are discussed below in more detail.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

Impact of COVID-19

In December 2019, a novel strain of coronavirus known as SARS-CoV-2 which is responsible for the disease known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020.  Since March 2020, the pandemic has continued in waves including the Omicron variant which was first detected in South Africa.  The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruptions and related financial and social impact, remain uncertain.  Supply chain disruptions caused by the pandemic have negatively affected global automotive production, resulting in variability for the prices of PGEs.

International Conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global energy, supply chain and financial markets. Russia's recent invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chain and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the company's business and financial condition.

The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this MD&A, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts may materialize, and may have an adverse effect on the Company's business, results of operations and financial condition.

Africa Wide Legal Action

On November 23, 2017, definitive agreements were entered into to dispose of 100% of the share interests in Maseve Investments 11 (Pty) Ltd. ("Maseve") to Royal Bafokeng Platinum Limited ("RBPlat") in a transaction valued at approximately US $74.0 million (the "Maseve Sale Transaction").  Maseve owned and operated the Maseve Mine.  The Maseve Sale Transaction occurred as a scheme of arrangement (the "Scheme") by way of two interdependent stages in accordance with section 115 of the South Africa Companies Act (the "Companies Act").  Under the Scheme, Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") was required to simultaneously dispose of its 17.1% interest together with the Company's 82.9% interest in Maseve.  The Maseve Sale Transaction was completed on April 26, 2018.

In September 2018, the Company received a summons whereby by Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlat and Maseve seeking to set aside the Maseve Sale Transaction.  A trial to hear evidence occurred in the High Court of South Africa October 4 to October 8, 2021.  Final legal arguments were heard by the High Court on March 1 and 2, 2022.

On June 14, 2022, the High Court of South Africa dismissed the challenge brought by Africa Wide and ordered Africa Wide to make payment of the defendants' costs.  In its ruling, the High Court found that Africa Wide had firstly failed to make its case on the evidence and secondly that, having failed to challenge the Scheme under the provisions and time limits of the Companies Act, Africa Wide's case was statutorily barred.

On July 1, 2022 Africa Wide filed an application for leave to appeal the judgment of the High Court, which was then denied by the High Court on August 1, 2022, with costs once again awarded to the defendants.

On August 31, 2022 Africa Wide filed a petition to the South African Supreme Court of Appeal for further leave to appeal the June 14, 2022 High Court ruling.  On November 10, 2022 the South Africa Supreme Court of Appeal dismissed Africa Wide's application on the grounds that there was no reasonable prospect of success in an appeal and there was no other compelling reason why an appeal should be heard.  Costs were awarded to the defendants for a third time.

No accruals for the award of costs have been recorded to date due to the uncertainty of the recoverable amount.  Africa Wide has no further avenues of appeal or review.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

9. OUTLOOK

The Company's key business objective is to advance the Waterberg Project to a development and construction decision.  Before a construction decision can be undertaken arrangements will be required for project financing and concentrate offtake or processing.  The Company and Waterberg JV Co. are assessing commercial alternatives for mine development, concentrate offtake and financing.

The Work Program (described above) will focus on initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from ESKOM and advancement of the Waterberg SLP.  Under the Work Program, the DFS Update (described above) is also planned, including a review of cut-off grades, mining methods, infrastructure plans, scheduling, concentrate offtake, dry stack tailings, costing and other potential revisions to the project's financial model.

As discussed above, the Company is conducting research and formal studies to evaluate the economic feasibility of establishing a smelter and base metal refinery business, jointly with third-party investors, capable of processing Waterberg concentrate as an alternative to a traditional concentrate offtake arrangement.  Discussions with potential participating partners for such a matte furnace are in process.  Discussions are also underway with South African parties who may be interested to enter formal concentrate offtake arrangements for the Waterberg Project.

Project financing to meet peak funding requirements for the Waterberg Project as estimated in the Waterberg DFS is currently envisaged to be provided by approximately $200 million from Waterberg JV Co. shareholder equity, approximately $300 million from a metal stream arrangement, and approximately $100 to $150 million from a secured loan facility.  Discussions and negotiations with potential financiers on the foregoing are underway.  Capital cost estimates are subject to market conditions and will be updated as a component to the DFS Update.

The market for PGEs has generally improved over the last several years resulting in higher 4E metal basket prices. Supply chain disruptions resulting from the global COVID pandemic and exacerbated by the Ukraine conflict continue to negatively impact global auto production.  Notwithstanding weak auto demand, PGE prices have been supported by geopolitical tensions with the threat of Russian PGE exports being cut or sanctioned, representing a significant supply risk. Resolution of the conflict could remove price support. Visibility on the resolution of supply chain issues is difficult to predict but PGE prices could strengthen in the medium term based on pent up auto demand once auto production normalizes. Major South African PGE producers have recently announced wage settlement agreements. Supply risk due to union strike action at present appears to be unlikely.  The projected market penetration of battery electric vehicles in the future could soften the market for palladium in the longer term as demand for internal combustion engines with catalytic converters is potentially reduced.  Other metals to be produced at Waterberg, being platinum, rhodium, gold, copper and nickel, are expected to see strong demand and prices in the longer term.

As the world seeks to decarbonize and look for solutions to climate change, the unique properties of PGEs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation.  The Company's battery technology initiative through Lion with Amplats represents a new opportunity in the high-profile lithium battery research and innovation field. The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue. Technical results from Lion's research may have application to most lithium-ion battery chemistries and the scope of Lion's research work is being expanded.  Senior officers of the Company and Lion partner Amplats recently spent time together at FIU to review progress by the Lion research team and planning for the possible future commercialization of Lion's technology is under discussion.

The Company will continue to follow government health directives in the months ahead and will make the health and safety of employees a priority. The Company plans to drive ahead with its core business objectives while reducing costs where possible in this period of market uncertainty.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's 2022 AIF and separate 2022 40-F.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

10. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Company's consolidated financial statements in conformity with IFRS required management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses.  The Company's accounting policies are described in Note 2 of the Company's audited financial statements for the year ended August 31, 2022.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for closure and restoration costs.

Assumption of control of Mnombo and Waterberg JV Co. for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share.  From inception to date, the Company has funded both the Company's and Mnombo's share of expenditures on the Waterberg Project.  At November 30, 2022, Mnombo owed the Company approximately $7.5 million for funding provided.  Currently there are no other sources of funding known to be available to Mnombo.  If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts.  Amounts recognized in other comprehensive income would be transferred directly to retained earnings.  If a retained interest remained after the loss of control, it would be recognized at its fair value on the date of loss of control.  Although the Company controls Mnombo for accounting purposes, it does not have omnipotent knowledge of Mnombo's other shareholders activities.  Mnombo's 50.01% shareholders are historically disadvantaged South Africans.  The Company also determined that it controls Waterberg JV Co. given its control over Mnombo as well as its power over the investee.

Assessment of impairment indicators for mineral properties and exploration and evaluation assets

The Company applies judgement to assess whether there are impairment indicators present that give rise to the requirement to conduct an impairment test. Events or changes in circumstances that could trigger an impairment test include; (i) significant adverse changes in the business climate including changes in forecasted future metal prices; (ii) significant changes in the extent or manner in which the asset is being used or its physical condition including significant decreases in mineral reserves; and (iii) significant decreases in the market price of the assets.

11. DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both the SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in our internal control over financial reporting during the period ended November 30, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2022

12. OTHER INFORMATION

Additional information relating to the Company for the period ended November 30, 2022, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company's audited financial statements for the year ended August 31, 2022 together with the notes thereto as well as the Company's 2022 40-F and separate 2022 AIF filed in Canada.

13. LIST OF DIRECTORS AND OFFICERS

Directors		Officers

Diana Walters	Stuart Harshaw	Frank R. Hallam (President & CEO)
Frank R. Hallam	John Copelyn	Greg Blair (CFO)
Timothy Marlow	Mpho Makwana	Kris Begic (VP, Corporate Development)
Mimy Fernandez-Maldonado (Corporate Secretary)